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                     January 19, 2023

       William J. Buese
       Chief Financial Officer
       Gulfport Energy Corporation
       713 Market Drive
       Oklahoma City, Oklahoma 73114

                                                        Re: Gulfport Energy
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-19514

       Dear William J. Buese:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation